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                  [LETTERHEAD OF BT ALEX. BROWN INCORPORATED]

                                          July 29, 1998

Board of Directors
ATL Ultrasound, Inc.
22100 Bothell Everett Highway
Bothell, Washington 98041

Members of the Board:

BT Alex. Brown Incorporated ("BT Alex. Brown") has acted as financial advisor to ATL Ultrasound, Inc. ("ATL") in connection with the proposed merger transaction involving ATL and Philips Electronics North America Corporation ("Philips") pursuant to an Agreement and Plan of Merger, dated as of July 29, 1998 (the "Merger Agreement"), among ATL, Philips and Philips Acquisition, Inc., a wholly owned subsidiary of Philips ("Sub"), which provides, among other things, for (i) the commencement by Sub of a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of ATL (the "ATL Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $50.50 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, the merger of Sub with ATL (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of ATL Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested BT Alex. Brown's opinion as to the fairness, from a financial point of view, of the Cash Consideration to be received in the Transaction by holders of ATL Common Stock (other than Philips and its affiliates).

In connection with BT Alex. Brown's role as financial advisor to ATL, and in arriving at its opinion, BT Alex. Brown has reviewed certain publicly available financial and other information concerning ATL and certain internal analyses and other information furnished to it by ATL and/or its advisors. BT Alex. Brown has also held discussions with members of the senior management of ATL regarding the business and prospects of ATL. In addition, BT Alex. Brown has (i) reviewed the reported prices and trading activity for ATL Common Stock, (ii) compared certain financial and stock market information for ATL with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

BT Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning ATL, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and BT Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of ATL. With respect to the financial forecasts and projections made available to BT Alex. Brown and used in its analyses, BT Alex. Brown has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ATL as to the matters covered thereby. In rendering its opinion, BT Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Alex. Brown's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, BT Alex. Brown has assumed that, in all respects material to its analysis, the Transaction will be consummated on the terms and subject to the conditions described in the
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Board of Directors
ATL Ultrasound, Inc.
July 29, 1998
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Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without any waiver thereof.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of ATL and is not a recommendation to any shareholder as to whether or not such shareholder should tender shares of ATL Common Stock in the Tender Offer or how such shareholder should vote on the proposed Merger. This opinion is limited to the fairness, from a financial point of view, of the Cash Consideration to be received in the Transaction by the holders of ATL Common Stock (other than Philips and its affiliates), and BT Alex. Brown expresses no opinion as to the merits of the underlying decision by ATL to engage in the Transaction.

BT Alex. Brown, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. BT Alex. Brown will receive a fee for its services as financial advisor to ATL in connection with the Transaction, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon the delivery of this opinion. BT Alex. Brown also acted as financial advisor to ATL with respect to the spin-off in April 1998 of SonoSight, Inc., formerly a business division of ATL, for which services BT Alex. Brown has received compensation. BT Alex. Brown maintains a market in ATL Common Stock and regularly publishes research reports regarding the medical device and equipment industry and the businesses and securities of ATL and other publicly owned companies in the medical device and equipment industry. In the ordinary course of business, BT Alex. Brown and its affiliates may actively trade or hold the securities and other instruments and obligations of ATL and Philips or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is BT Alex. Brown's opinion that, as of the date of this letter, the Cash Consideration to be received in the Transaction by the holders of ATL Common Stock (other than Philips and its affiliates) is fair, from a financial point of view, to such holders.

                                          Very truly yours,
                                          /s/ BT Alex. Brown Incorporated

                                          BT ALEX. BROWN INCORPORATED

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